UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER 000-53223 CUSIP NUMBER 36150G 106

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GBS ENTERPRISES INCORPORATED

Full Name of Registrant

N/A

Former Name if Applicable

585 Molly Lane

Address of Principal Executive Office (Street and Number)

Woodstock, GA 30189

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 20, 2012, GBS Enterprises Incorporated (the “Company”) filed a Form 8-K with the Securities and Exchange Commission (“Commission”) therein announcing that on September 19, 2012, the Board of Directors of the Company changed the Company’s fiscal year end from March 31 to December 31, beginning December 31, 2012. The Company had unanticipated delays in the collection and compilation of certain information required to be included in the Form 10-Q for the quarter ended March 31, 2013 in light of the recent change in fiscal year end of the Company. The Company will file the 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Markus R. Ernst	(404)	891-1711
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 by the prescribed due date. The Company is currently preparing such Report intends to file it within the near future.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates its consolidated results of operations to have significantly changed for the quarter ended March 31, 2013 from the quarter ended March 31, 2012 due to the Company’s ongoing restructuring efforts of its multilevel subsidiary-structure, commenced in 2012. It is not possible for the Company to provide a reasonable estimate of the results of this time because such data is not currently available and the Company cannot ascertain such information without ministerial difficulties.

GBS ENTERPRISES INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2013	By:	/s/ Markus R. Ernst
Markus R. Ernst
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)